PRIMERO MINING CORP.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 , 2011
(Amounts in thousands of United States dollars unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Primero Mining Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval. The financial statements of the Company were authorized for issue in accordance with a directors’ resolution on March 27, 2012.

The consolidated financial statements have been audited by Deloitte & Touche LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

Joseph F. Conway	David C. Blaiklock

President & Chief Executive Officer	Chief Financial Officer

March 27, 2012	March 27, 2012

Independent Auditor’s Report

To the Shareholders of Primero Mining Corp

We have audited the accompanying consolidated financial statements of Primero Mining Corp., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Primero Mining Corp. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
As discussed in note 11 to the consolidated financial statements with respect to the mineral properties, should any of the significant assumptions in the value in use model be changed, there is a risk that the carrying value of the San Dimas mineral properties would be impaired. Our opinion is not modified in respect of this matter.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
March 27, 2012
Vancouver, Canada

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2011 AND 2010
(In thousands of United States dollars, except for share and per share amounts)

	Notes	2011	2010
		$	$
			(Note 20)

Revenue	5	156,542	60,278

Operating expenses		(64,845)	(36,270)
Depreciation and depletion	11	(26,607)	(9,863)
Total cost of sales		(91,452)	(46,133)

Earnings from mine operations		65,090	14,145
General and administrative expenses	6	(18,872)	(10,981)

Earnings from operations		46,218	3,164
Other income (expense)	7	17,407	(22,530)
Foreign exchange gain (loss)		912	(113)
Finance income		2,795	120
Finance expense	12 (b)	(7,810)	(5,336)
(Loss) gain on derivative contracts	17 (i), (ii)	(1,284)	4,271

Earnings (loss) before income taxes		58,238	(20,424)

Income taxes recovery (expense)	8	9,591	(11,034)

Net income (loss) for the year		67,829	(31,458)

Other comprehensive income
Exchange differences on translation of
foreign operations		(1,588)	-
Total comprehensive income (loss) for the year		66,241	(31,458)

Basic income (loss) per share	9	0.77	(0.85)
Diluted income (loss) per share	9	0.73	(0.85)

Weighted average number of common shares outstanding
Basic		88,049,171	37,030,615
Diluted		96,562,288	37,030,615

See accompanying notes to the consolidated financial statements.	3

PRIMERO MINING CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands of United States dollars)

		December 31,	December 31,	January 1,
	Notes	2011	2010	2010
		$	$	$
			(Note 20)	(Note 20)
Assets
Current assets
Cash	19 (a)	80,761	58,298	1,018
Trade and other receivables		5,526	11,738	128
Taxes receivable	8	20,969	85,743	30
Prepaid expenses		5,570	5,165	34
Inventories	10	9,463	4,874	-
Derivative asset	17 (i)	203	-	-
Total current assets		122,492	165,818	1,210

Non-current assets
Mining interests	11	486,424	484,360	172
Deferred tax asset	8	15,781	6,555	-
Total assets		624,697	656,733	1,382

Liabilities
Current liabilities
Trade and other payables		24,907	26,691	169
Taxes payable		4,213	10,667	-
Current portion of long-term debt	12	40,000	75,000	-
Total current liabilities		69,120	112,358	169

Non-current liabilities
Decommissioning liability	13	9,373	9,775	-
Long-term debt	12	40,000	100,769	-
Derivative liability	17 (ii)	-	2,630	-
Other long-term liabilities	14 (f)	2,926	1,155	-
Total liabilities		121,419	226,687	169

Equity
Share capital	14 ( c)	423,250	420,994	2,755
Warrant reserve	14 ( e)	34,237	35,396	722
Share-based payment reserve		14,645	8,751	1,373
Foreign currency translation reserve		(1,450)	138	138
Retained earnings (Deficit)		32,596	(35,233)	(3,775)
Total equity		503,278	430,046	1,213
Total liabilities and equity		624,697	656,733	1,382

Commitments and contingencies (Note 19) Subsequent events (Note 21)

Approved on behalf of the Board of Directors

Director	Director
Date	Date

See accompanying notes to the consolidated financial statements.	4

PRIMERO MINING CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands of United States dollars, except for number of common shares)

							Foreign
						Share-based	currency	Retained
			Share capital		Warrants	payment	translation	Earnings/
	Notes		Shares	Amount	reserve	reserve	reserve	(Deficit)	Total Equity
				$	$	$	$	$	$

Balance, January 1, 2010			2,942,414	2,755	722	1,373	138	(3,775)	1,213
Shares issued for
Public offering net of issue costs	14	(c )	50,000,000	241,081	33,909	-	-	-	274,990
Settlement of legal claim	14	(c )	2,000,000	10,114	1,483	-	-	-	11,597
Acquisition of San Dimas	14	(c )	31,151,200	159,194	-	-	-	-	159,194
Exercise of warrants	14	(e )	416,018	1,565	(718)	-	-	-	847
Exercise of stock options	14	(d)	20,000	105	-	(37)	-	-	68
Shares issued for advisory services	14	(c )	1,209,373	6,180	-	-	-	-	6,180
Share-based payment	14	(d)				7,415			7,415
Net loss			-	-	-	-	-	(31,458)	(31,458)
Balance, December 31, 2010			87,739,005	420,994	35,396	8,751	138	(35,233)	430,046
Shares issued for
Exercise of warrants	14	(e )	492,076	2,127	(1,159)	-	-	-	968
Exercise of stock options	14	(d )	28,750	129	-	(50)	-	-	79
Foreign currency translation			-	-	-	-	(1,588)	-	(1,588)
Share-based payment	14	(d)	-	-	-	5,944	-	-	5,944
Net income			-	-	-	-	-	67,829	67,829
Balance, December 31, 2011			88,259,831	423,250	34,237	14,645	(1,450)	32,596	503,278

Total comprehensive  income was $66,241 for the year ended December  31, 2011 (December  31, 2010 - loss of $31,458) .

See accompanying notes to the consolidated financial statements.	5

PRIMERO MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(In thousands Of United States dollars)

	Notes	2011	2010
		$	$
			(Note 20)
Operating activities
Net income (loss) before tax		58,238	(20,424)
Adjustments for:
Depreciation and depletion	11	26,607	9,661
Changes to decomissioning liability		(851)	(113)
Share-based payments	14 (d)	8,073	8,570
Settlement of legal claim	4	-	11,597
Non-cash transaction costs		-	6,180
Cash paid for unrealized derivative contracts		(3,359)	-
Unrealized (gain) loss on derivative asset	17 (i), (ii)	525	(4,271)
Fair value adjustment to cost of goods sold		-	4,337
Assets written off		931	-
Unrealized foreign exchange loss (gain)		(153)	113
Taxes paid		(17,435)	(8,645)
Other adjustments
Finance income (disclosed in investing activities)		(2,795)	(120)
Finance expense net of capitalized borrowing costs (disclosed in financing activities)		10,405	5,336
		80,186	12,221

Changes in non-cash working capital	15	74,974	(73,262)
Cash provided by (used in) operating activities		155,160	(61,041)

Investing activities
Acquisition of San Dimas	4	(3,928)	(216,000)
Expenditures on exploration and evaluation assets	11	(10,766)	(2,375)
Expenditures on mining interests	11	(18,994)	(8,775)
Interest received		2,795	120
Cash used in investing activities		(30,893)	(227,030)

Financing activities
Proceeds (repayment) of VAT loan	12 (iii)	(70,000)	70,000
Repayment of debt	12 (i)	(30,000)	-
Proceeds of public offering	14 (c ) (i)	-	292,070
Share issuance costs	14 (c ) (i)	-	(17,079)
Proceeds on exercise of warrants and options	14 (c ) (vi)	1,047	915
Interest paid		(2,154)	(644)
Cash (used in) provided by financing activites		(101,107)	345,262

Effect of foreign exchange rate changes on cash		(697)	89

Increase in cash		22,463	57,280
Cash, beginning of year		58,298	1,018
Cash, end of year		80,761	58,298

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements.	6

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

1.	Nature of operations

Primero Mining Corp. (“Primero” or the “Company”) was incorporated in Canada on November 26, 2007 under the Business Corporations Act (British Columbia). The Company’s registered office is Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia B.C. Primero is a publicly traded company, listed on both the Toronto and New York Stock Exchanges; Primero has no parent company.

Primero is a Canadian-based precious metals producer with mining operations in Mexico. The Company is focused on building a portfolio of high-quality, low-cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one reportable operating segment.

On August 6, 2010, the Company completed the acquisition of the San Dimas gold-silver mine, mill and related assets (the “San Dimas Mine”), located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Ltd., which is party to a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and Silver Wheaton Caymans, as well as all of the rights to the Ventanas exploration property, located in Durango state, Mexico (the “Acquisition”) (Note 4).

2.	Significant accounting policies

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance and full compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (Previous GAAP). These financial statements for the year ended December 31, 2011 are the first annual financial statements which the Company has prepared in accordance with IFRS. These accounting policies have been retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1 as disclosed in Note 20. Note 20 discloses the reconciliations presenting the impact of the transition to IFRS as at January 1, 2010, and as at and for the year ended December 31, 2010.

Basis of measurement
These consolidated financial statements have been prepared on a historical cost basis other than the derivative assets and liabilities which are accounted for as fair value through profit or loss.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate materially from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

In the opinion of management, all adjustments necessary to present fairly the financial position of the Company as at December 31, 2011 and the results of its operations and cash flows for the year then ended have been made.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their respective dates of acquisition. All material intercompany transactions and balances, revenues and expenses have been eliminated. The Company’s significant subsidiaries are: Primero Empresa Minera, S.A. de C.V., which owns the San Dimas Mine, Primero Compania Minera, S.A. de C.V., Primero Servicios Mineros, S.A. de C.V., Primero Auxiliares de Administracio, S.A. de C.V., Silver Trading (Barbados) Limited and Primero Mining Luxembourg S.a.r.l.

(b)	Change in Functional and presentation currency

Effective August 6, 2010, upon the completion of the acquisition of the San Dimas Mine (Note 4), the functional currency of the Company’s operations in Mexico were determined to be the U.S. dollar. The functional currency of the parent company, incorporated in Canada, is the Canadian dollar. During the year ended December 31, 2011, the functional currency of Primero Mining Luxembourg S.a.r.l. changed to the Mexican peso as a result of the change in the denomination of its significant assets and liabilities. This change has been accounted for prospectively.

Monetary assets and liabilities denominated in currencies other than the entity’s functional currency are translated into the functional currency at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies (and not measured at fair value) are translated using the rates of exchange at the transaction dates. Non- monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates that those fair values are determined.

Statement of operations items denominated in currencies other than the presentation currency are translated at the period average exchange rates. With the exception of foreign exchange differences on an intercompany loan between Primero Mining Luxembourg S.a.r.l. and Primero Empresa, S.A. de C.V., for which exchange differences are recorded in other comprehensive income (“OCI”), the resulting foreign exchange gains and losses are included in the determination of earnings.

Concurrent with the acquisition of the San Dimas Mine, the Company adopted the U.S. dollar as its presentation currency. The comparative statements of operations and comprehensive income and cash flows for each period have been translated into the presentation currency using the average exchange rates prevailing during each period, and all comparative assets and liabilities have been translated using the exchange rates prevailing at the balance sheet date. Comparative shareholders’ equity transactions

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

have been translated using the rates of exchange in effect as of the dates of the various transactions.

The results of the Canadian parent company and Primero Mining Luxembourg S.a.r.l are translated into the U.S. dollar presentation currency as follows: all assets and liabilities are translated at the exchange rate prevailing at the balance sheet date; equity balances are translated at the rates of exchange at the transaction dates, and all items included in the statement of operations are translated using the period average exchange rates unless there are significant fluctuations in the exchange rate, in which case the rate at the date of transaction is used. All differences arising upon the translation to the presentation currency are recorded in the foreign currency translation reserve within OCI.

(c)	Measurement uncertainties

Significant estimates used in the preparation of these financial statements include, but are not limited to:

	(i)	asset carrying values and impairment charges;

(ii)

long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures, tax positions taken and other assumptions contained within the Company’s mine models used for assessing possible impairment (Note 11);

	(iii)	the economic recoverability of exploration expenditures incurred and the probability of future economic benefits from development expenditures incurred;

	(iv)	the valuation of inventories;

	(v)	the recoverable tonnes of ore from the mine and related depreciation and depletion of mining interests;

(vi)

the proven and probable mineral reserves and resources, as well as exploration potential associated with the mining property, the expected economic life of the mining property, the future operating results and net cash flows from the mining property and the recoverability of the mining property;

	(vii)	the expected costs of reclamation and closure cost obligations;

	(viii)	the assumptions used in accounting for share-based payments;

	(ix)	the ultimate determination of contingent liabilities disclosed by the Company;

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(x)	the provision for income and mining taxes including expected recovery and periods of reversals of timing differences and composition of deferred income and mining tax assets and liabilities; and

(xi)	the fair values of assets and liabilities acquired in business combinations.

Significant judgments used in the preparation of these financial statements include, but are not limited to:

(i)	accounting and presentation relating to the agreement acquired upon the Company’s acquisition of the San Dimas Mine to sell silver to Silver Wheaton Caymans (Note 4);

(ii)

the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In particular, the benefit of a successful APA filing and resultant provision for income taxes based on realized silver prices, has been reflected in the Company’s mine model used for assessing possible impairment (Notes 8, 11 and 19);

(iii)	the componentization of buildings, plant and equipment, and the useful lives and related depreciation of these assets;

(iv)	the grouping of the San Dimas assets into a Cash Generating Unit (“CGU”) and the determination that the Company has just one CGU;

(v)	the classification and fair value hierarchy of financial instruments (Note 17);

(vi)	the expected conversion of the convertible debt; and

(vii)	the functional currency of the entities within the consolidated group.

(d)	Business combinations

Business combinations are accounted for using the acquisition method. At the acquisition date, the Company recognizes at fair value: (i) all of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and (ii) the consideration transferred to the vendor. Those mineral reserves, resources and other assets that are able to be reliably valued are recognized in the assessment of fair values on acquisition. Other potential reserves, resources, mineral rights and other assets, which in management’s opinion values cannot be reliably determined, are not recognized.

When the fair value of the consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value, the difference is treated as goodwill. This goodwill is not amortized, and is

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

reviewed for impairment annually or when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the statement of operations.

Costs, such as advisory, legal, accounting, valuation and other professional or consulting fees related to a business combination are expensed as incurred. Costs associated with the issuance of equity and debt instruments are charged to the relevant account within equity.

(e)	Revenue recognition

Revenue is derived from the sale of gold and silver. Revenue is recognized on individual contracts when there is persuasive evidence that all of the following criteria are met:

(i)	the significant risks and rewards of ownership have been transferred to the buyer;

(ii)	neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold has been retained;

(iii)	the amount of revenue can be measured reliably;

(iv)	it is probable that the economic benefits associated with the transaction will flow to the Company and collectability is reasonably assured; and

(v)	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is recorded at the time of transfer of title. Sales prices are fixed based on the terms of the contract or at spot prices.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less. There were no cash equivalents at December 31, 2011 (2010 - $nil).

(g)	Inventories

Finished goods (gold and silver in doré), work-in-progress, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale less estimated future production costs to convert the inventories into saleable form.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Production costs are capitalized and included in the work-in-process inventory

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

based on the current mining cost incurred up to the refining process, including applicable overhead, depreciation and depletion relating to mining interest, and expensed at the average production cost per recoverable ounce of gold or silver. The average production cost of finished goods represents the average cost of work-in- process inventories incurred prior to the refining process, plus applicable refining cost. Supplies are valued at the lower of average cost or replacement cost.

(h)	Mining interests

Mining interests include mining and exploration properties and related plant and equipment.

	(i)	Land, buildings, plant and equipment

Upon initial acquisition, land, buildings, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is stated at cost less any impairment in value and is not depreciated.

	(ii)	Exploration and evaluation expenditure on exploration properties

Exploration and evaluation expenditure is charged to the statement of operations unless both of the following conditions are met, in which case it is deferred under “mining interests”:

it is expected that the expenditure will be recouped by future exploitation or sale; and

substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

General and administration expenditures relating to exploration and evaluation activities are capitalized where they can be directly attributed to the site undergoing exploration and evaluation. Exploration and evaluation assets are classified as tangible or intangible according to the nature of the assets acquired. At December 31, 2011, all capitalized exploration and evaluation costs of the Company were classified as tangible assets.

Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Once the property is brought into production, the deferred costs are transferred to mining properties and are amortized on a units-of-production basis.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

The Company reviews and evaluates its exploration properties for impairment prior to reclassification, and when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense. The Company considers the San Dimas Mine to be a CGU.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations.

(iii)	Mining properties and mine development expenditure

The cost of acquiring mineral reserves and mineral resources is capitalized on the balance sheet as incurred.

Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining areas. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas, where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.

The Company reviews and evaluates its mining properties for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. The carrying amounts of the assets are compared to the recoverable amount of the assets whenever events or changes in

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated (the Company currently has one CGU, the San Dimas Mine). These budgets and forecasts generally cover the life of the mine.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, subject to the amount not exceeding the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of impairment is recognized immediately in the statement of operations.

(iv)	Borrowing costs

Borrowing costs directly relating to the financing of qualifying assets are added to the capitalized cost of those projects until such time as the assets are substantially ready for their intended use or sale which, in the case of mining properties, is when they are capable of commercial production. Where funds have been borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

All other borrowing costs are recognized in the statement of operations in the period in which they are incurred.

(v)	Major maintenance and repairs

Expenditure on major maintenance or repairs includes the cost of replacement parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, that expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized where it is probable that future

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

(vi)	Depreciation and depletion

Depreciation and depletion is provided so as to write off the cost less estimated residual values of mining properties, buildings, plant and equipment on the following bases:

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. Construction in progress is not depreciated until construction is complete. Buildings, plant and equipment unrelated to production are depreciated using the straight-line method based on estimated useful lives.

Where significant parts of an asset have differing useful lives, depreciation is calculated on each separate component. The estimated useful life of each item or part has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates which affect depreciation are accounted for prospectively.

The expected useful lives are as follows:

Mining properties and leases are based on estimated life of reserves and a portion of resources on a units-of-production basis.

Plant and buildings	8 years to life of mine
Construction equipment and vehicles	4 years
Computer equipment	3 years

(vii)	Disposal

Upon disposition, an item within mining interests is derecognized, and the difference between its carrying value and net sales proceeds is disclosed as a profit or loss on disposal in the statement of operations.

(i)	Provisions

General

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of operations net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance expense in the statement of operations.

Decommissioning liability

The Company records a liability for the estimated reclamation and closure of a mine, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. The net present value is determined using the liability-specific risk- free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, cost estimates and the discount rate applied to the obligation. The net present value of the estimated cost of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mine and development projects are recorded with a corresponding increase to the carrying amounts of related assets.

(j)	Leases

The Company holds leases for office space and equipment. Leases are classified as either finance or operating leases.

Assets held under finance leases, where substantially all of the risks and rewards of ownership have passed to the Company, are capitalized on the balance sheet at the lower of the fair value of the leased property and the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Capitalized amounts are determined at the inception of the lease and are depreciated over the shorter of their useful economic lives or the lease term. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the statement of operations unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs.

Leases where substantially all of the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the statement of operations on a straight-line basis over the lease term.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(k)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the statement of operations except to the extent they relate to items recognized directly in equity or in other comprehensive income (“OCI”), in which case the related taxes are recognized in equity or OCI.

Current income tax is the expected cash tax payable or receivable on the taxable income or loss for the year, which may differ from earnings reported in the statement of operations due to items of income or expenses that are not currently taxable or deductible for tax purposes, using tax rates substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized in respect of unused tax losses, tax credits and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax rates that have been substantively enacted at the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company recognizes uncertain tax positions in its financial statements when it is considered more likely than not that the tax position shall be sustained.

(l)	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. The computation of diluted income (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on income (loss) per share. For this purpose, the treasury stock method is used for the assumed proceeds upon the exercise of stock options and warrants that are used to purchase common shares at the average market price during the period.

(m)	Share–based payments

(i) Equity-settled awards

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to share-based payment reserve ratably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. At each balance sheet date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest, is computed and charged to the statement of operations.

No expense is recognized for awards that ultimately do not vest. For any awards that are cancelled, any expense not yet recognized is recognized immediately in the statement of operations.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification which increases the total fair value of the share-based payment arrangement as measured at the date of modification, over the remainder of the vesting period.

(ii)	Cash-settled awards (phantom share unit plan)

For cash-settled awards, the fair value is re-calculated at each balance sheet date until the awards are settled, using the Black-Scholes option pricing model. During the vesting period, a liability is recognized representing the portion of the vesting period which has expired at the balance sheet date multiplied by the fair value of the awards at that date. After vesting, the full fair value of the unsettled awards at each balance sheet date is recognized as a liability. Movements in value are recognized in the statement of operations.

(n)	Financial instruments

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends upon whether the financial instrument is classified as fair value through profit or loss (“FVTPL”), available-for-sale, held-to- maturity, loans and receivables, or other liabilities. Financial instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of operations. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities classified as other financial liabilities, are measured at amortized cost. Transaction costs in respect of financial assets and liabilities which are measured as FVTPL are recognized in the statement of operations immediately. Transaction costs in respect of other financial instruments are included in the initial fair value measurement of the financial instrument.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

The Company may enter into derivative contracts or financial instruments and non-financial contracts containing embedded derivatives. Embedded derivatives are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract, and the host contract is not designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in earnings in the statement of other comprehensive income.

The Company has designated its derivative instruments and other long-term liabilities as FVTPL, which are measured at fair value. Trade and other receivables and cash are classified as loans and receivables, which are measured at amortized cost. Trade and other payables, the convertible note, and the promissory note are classified as other financial liabilities, which are measured at amortized cost.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

  The rights to receive cash flows from the asset have expired, or

  The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through ‘arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of it, the asset is recognised to the extent of the Company’s continuing involvement in it. In that case, the Company also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to pay under the guarantee.

3.	Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine

(“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current underground mining operations.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment will have a significant impact on its consolidated financial statements.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

4.	Acquisition of San Dimas Mine

On August 6, 2010, the Company obtained control of the San Dimas Mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. This was achieved by acquiring 100% of the assets and liabilities of the operations from Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”), a subsidiary of Goldcorp Inc. (“Goldcorp”). The purchase was part of the Company’s strategy of building a portfolio of high-quality, low-cost precious metal assets.

In addition to the San Dimas Mine, the Company acquired all of the shares of Silver Trading (Barbados) Limited. (“Silver Trading”), which is party to a silver purchase agreement with Silver Wheaton and Silver Wheaton Caymans (“the silver purchase agreement”), as well as all of the rights to the Ventanas exploration property, located in Durango State, Mexico.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

In 2004, the owner of the San Dimas Mine entered into an agreement (the “Internal SPA”) to sell all the silver produced at the San Dimas Mine for a term of 25 years to Silver Trading at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton Corp., Silver Trading entered into an agreement (the “External SPA”) to sell all of the San Dimas Mine’s silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices. The Company was required to assume these two agreements when it acquired the San Dimas Mine. The Internal SPA and External SPA were amended when the Company acquired the San Dimas Mine. Currently, for each of the first four years after the acquisition date, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of the San Dimas Mine. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original upfront payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the agreement to sell to Silver Wheaton Caymans meets the definition of an onerous contract or other liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver (Note 2 (c)).

Until October, 2011, the Company computed income taxes in Mexico based on selling all silver produced at the San Dimas Mine at market prices. Until this time, Silver Trading incurred losses since it purchased silver at market prices and sold silver to Silver Wheaton Caymans at the lesser of approximately $4 per ounce and market prices, however, there was no tax benefit to these losses since Barbados is a low tax jurisdiction. From a consolidated perspective, therefore, the silver sales to Silver Wheaton Caymans realize approximately $4 per ounce, however, the Company recorded income taxes based on sales at market prices (Note 8).

The acquisition of the San Dimas Mine has been accounted for as a business combination using the acquisition method, with Primero as the acquirer.

The fair value of the consideration transferred to acquire the San Dimas Mine was as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

$

Cash	219,928
Common shares (31,151,200 shares at share price on date of acquisition of Cdn$5.25)	159,194
Convertible note (Note 12)	60,000
Promissory note (Note 12)	50,000
489,122

The fair value assigned to the identifiable assets and liabilities was as follows:

$

Trade and other receivables	2,063
Prepaid expenses	1,223
Inventories	14,861
Plant, equipment, vehicles, land and buildings	106,400
Mineral properties and leases	377,507
Deferred income tax asset	8,944
Trade and other payables	(12,356)
Decommissioning liability	(9,520)
489,122

The contractual amounts of accounts receivable purchased was $2,063.

During the year ended December 31, 2011, the Company paid $3.9 million to DMSL, a related party, with respect to the working capital adjustment associated with the acquisition of the San Dimas Mine.

On June 18, 2010, a company with which Primero had a director in common, Alamos Gold Inc. (“Alamos”), alleged that, in respect of Primero’s acquisition of the San Dimas Mine, the director in common breached a fiduciary duty owed to Alamos and that Primero participated in and facilitated that breach. While the Company denied liability for the claim, it reached a settlement with Alamos under which, in full settlement of the alleged claim and without admitting liability, the Company agreed to pay Cdn$13.0 million to Alamos, payable as to Cdn$1.0 million in cash and Cdn$12.0 million in post-consolidation common shares and warrants issued at the same price as the subscription receipts (Note 14 (c)). Payment of the settlement amount was conditional upon closing of the acquisition of San Dimas. On August 11, 2010, the Company paid the cash and issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos to settle the claim.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

5.	Revenue

Revenue is comprised of the following sales:

	2011	2010
	$	$

Gold	120,957	52,018
Silver (Note 4)	35,585	8,260
	156,542	60,278

6.	General and administrative expenses

General and administrative expenses are comprised the following:

	2011	2010
	$	$

Share-based payment (i)	6,258	6,731
Salaries and wages	5,364	2,221
Rent and office costs	1,218	1,030
Legal, accounting, consulting, and other professional fees	3,031	544
Other general and administrative expenses	3,001	455
	18,872	10,981

(i)	An additional $1,815 of share-based compensation is included in operating expenses for the year ended December 31, 2011 (2010 - $1,839).

7.	Other income (expense)

On July 13, 2011, the Company announced that it had entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine its business with Northgate Minerals Corporation (“Northgate”). On August 29, 2011, the Company announced that the Arrangement Agreement had been terminated as Northgate had received a Superior Proposal (as defined in the Arrangement Agreement) from another company. As provided for in the Arrangement Agreement, a termination fee of Cdn$25 million was paid by Northgate to Primero. Transaction costs of $7.0 million were incurred by the Company with respect to the Arrangement Agreement during 2011. The net amount $18.3 million has been included in other income (expense) in the year ended December 31, 2011.

Included within other expenses for the year ended December 31, 2010 is $10.3 million of transaction costs related to the acquisition of the San Dimas Mine (Note 4). Other expenses in 2010 also included a $12.5 million expense relating to the legal settlement with Alamos (Note 4) .

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

8.	Income taxes

	(a)	The following table reconciles income taxes calculated at the statutory rate with the income tax expense presented in these financial statements:

	2011	2010
	$	$

Earnings (loss) before income taxes	58,238	(20,424)

Canadian federal and provincial income tax rate	26.50%	28.50%

Expected income tax (expense) recovery	(15,433)	5,821
(Increase) decrease attributable to:
Effect of different foreign statutory rates on earnings of subsidiaries	(1,357)	1,297
Share-based payments	(1,930)	(2,462)
Non-deductible / non-taxable income (expenditures)	7,299	(5,060)
Impact of foreign exchange	14,034	836
Recovery of 2010 taxes based on silver revenue at realized prices (Note 19)	11,040	-
Withholding taxes on intercompany interest	(4,008)	(1,300)
Benefit of tax losses (not recognized)	(54)	(10,166)
Income tax recovery (expense)	9,591	(11,034)

Income tax expense is represented by:
Current income tax recovery (expense)	1,673	(10,175)
Deferred income tax recovery	7,918	(859)
Net income tax recovery (expense)	9,591	(11,034)

Effective January 1, 2011, the Canadian Federal Corporate tax rate decreased from 18% to 16.5%, and the provincial tax rate decreased from 10.5% to 10%. The overall deduction in rates has resulted in a decrease in the Company’s statutory rate from 28.5% to 26.5% .

There is no taxation related to the other comprehensive income balance recorded by the Company.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(b)	The significant components of the Company’s deferred tax assets are as follows:

	December 31,	December 31,
	2011	2010
	$	$

Non-capital losses and other future deductions (Note 19)	14,508	-
Mineral property, plant and equipment	369	8,039
Decommissioning liability	(1,855)	(2,920)
Other	2,759	1,436
Deferred income tax asset	15,781	6,555

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. Of the Company’s total deferred tax asset balance of $15.8 million, $10.7 million is expected to be recovered within twelve months of the balance sheet date and the remainder after twelve months of the balance sheet date. The Company has unused tax losses of $50.9 million that are available indefinitely to carry forward against future taxable income of the subsidiaries in which the losses arose. However, $1.6 million of these losses (expiring in 2030) relate to subsidiaries that have a history of losses, and may not be used to offset taxes in other subsidiaries. The remainder of the losses expire in 2017.

Deductible temporary differences and unused tax losses for which no deferred tax assets have been recognized are attributable to the following:

	December 31,	December 31,
	2011	2010
	$	$

Non-capital losses	2,264	50,818
Capital losses	3,219	-
Share issuance costs	9,642	14,166
	15,125	64,984

In October, 2011 the Company’s Mexican subsidiary filed an APA that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue. As described in Note 4, upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement. Silver sales under the silver purchase agreement realize approximately $4 per ounce; however, the Company’s provision for income taxes until filing the APA was based on sales at spot market prices.

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

at the contracted price of approximately $4 since the date of the filing of the APA and in addition to this has claimed a refund for the overpayment of taxes between the date of purchase of the San Dimas Mine (August 6, 2010) and the date of the filing. The recovery of taxes from August 6, 2010 to the date of filing has been accounted for in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and as such has been accounted for prospectively. The Company has therefore recorded this recovery of income taxes in the fourth quarter 2011. The impact on the income tax expense of the Company in 2011 of recording this recovery is a decrease in the current tax expense of $25.3 million and a decrease in the deferred tax expense of $11.1 million; there is no impact on the 2010 reported income tax expense of the Company as a result of the APA filing.

No tax penalties are applied in respect of the time period during which the APA process is taking place should the Mexican tax authorities disagree with the restructuring plan (Note 19).

9.	Income (loss) per share (EPS)

Basic income (loss) per share amounts are calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year.

	2011	2010

Net income (loss) attributable to shareholders (basic)	67,289	(31,458)
Net income (loss) attributable to shareholders (diluted)	70,553	(31,358)
Weighted average num ber of shares (basic)	88,049,171	37,030,615
Weighted average num ber of shares (diluted)	96,562,288	37,030,615
Basic income per share ($s)	0.77	(0.85)
Diluted income per share ($s)	0.73	(0.85)

The following is a reconciliation of the basic and diluted net income (loss) attributable to shareholders:

	2011	2010

Net income (loss) attributable to shareholders- basic	67,829	(31,458)
Accretion on convertible debt	2,116	-
Interest on convertible debt	608	-
Net income (loss) attributable to shareholders - diluted	70,553	(31,458)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

The following is a reconciliation of the basic and diluted weighted average number of common shares:

	2011	2010

Weighted average number of ordinary shares - basic	88,049,171	37,030,615
Potentially dilutive options	90,657	-
Potentially dilutive convertible debt	8,422,460	-
Weighted average number of ordinary shares - diluted	96,562,288	37,030,615

For the year ended December 31, 2010, all outstanding stock options and warrants were anti-dilutive. For the year ended December 31, 2011, certain of the outstanding stock options and warrants, as well as the conversion feature attached to the convertible note did have a dilutive effect, which had a minor impact on basic income (loss) per share.

There have been no transactions involving shares or potential shares between the reporting date and the date of completion of these financial statements.

The Company’s debt includes a convertible note held by Goldcorp with a principal balance of $30 million. The Note may be converted to shares of the Company in accordance with the terms described in Note 12.

10.	Inventories

	2011	2010	2009
	$	$	$

Supplies	4,408	2,835	-
Finished goods	4,215	776	-
Work-in-progress	840	1,263	-
	9,463	4,874	-

The total amount of inventory expensed during the year was $86.5 million (2010 - $35.7 million).

Included in operating expenses for the year ended December 31, 2010 was an amount of $4,337 which represented the fair value portion of inventory which was acquired from DMSL as part of the acquisition of the San Dimas Mine (Note 4). This amount was the incremental amount recorded upon acquisition above and beyond the Company’s ongoing accounting policy of recording inventory at the lower of cost and net realizable value. All such inventory had been sold by December 31, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

11.	Mining interests

Mining interests include mining and exploration properties and related plant and equipment:

	Mining	Exploration and	Plant,	Construction	Construction
	properties	evaluation	Land and	equipment	in	Com puter
	and leases	assets	buildings	and vehicles	progress	equipment	Total
	$	$	$	$	$	$	$
Cost

At January 1, 2010	-	-	-	222	-	-	222
Acquired through business combinations	377,507	2,369	46,599	45,222	11,790	420	483,907
Additions	3,329	2,375	-	4,533	171	372	10,780

Reclassifications and Adjustments	2,882	-	-		(2,077)	-	805
At December 31, 2010	383,718	4,744	46,599	49,977	9,884	792	495,714
Additions	2,995	10,766	765	4,517	14,131	291	33,465

Reclassifications and
Adjustments	31,470	(15,510)	3,198	94	(21,607)	555	(1,800)
Assets written off	(1,718)	-	-	(1,172)	-	(1)	(2,891)
At December 31,2011	416,465	-	50,562	53,416	2,408	1,637	524,488

Depreciation and depletion

At January 1, 2010	-	-	-	50	-	-	50
Depreciation and depletion charged for the period	8,629	-	710	1,897	-	68	11,304
At December 31, 2010	8,629	-	710	1,947	-	68	11,354
Depreciation and depletion charged for the period	17,735	-	2,161	6,656	-	354	26,906
Accumulated depreciation on assets written off	-	-	-	(195)	-	(1)	(196)
At December 31, 2011	26,364	-	2,871	8,408	-	421	38,064

Carrying amount

At January 1, 2010	-	-	-	172	-	-	172
At December 31, 2010	375,089	4,744	45,889	48,030	9,884	724	484,360
At December 31, 2011	390,101	-	47,691	45,008	2,408	1,216	486,424

For the duration of 2011, the Company had a market capitalization which was less than the carrying value of the San Dimas CGU. At December 31, 2011, the market capitalization of the Company was $287 million and the net carrying value of the CGU was $396 million. Management considers this an impairment indicator and as such, performed an impairment analysis on the San Dimas CGU as at December 31, 2011. The impairment analysis performed was a value in use model (a discounted cash flow analysis) using a life of mine estimate of 24 years and a discount rate of 6.5% for reserves and resources and 8.5% for exploration potential. Based on the inputs to the model, there was no impairment to the San Dimas CGU at December 31, 2011. Management believes that the net carrying value of the San Dimas CGU is supported

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

based on the estimates and judgements included in the model (Note 2(c)). The most significant of the assumptions incorporated into the model are i) the estimate of reserves, resources and exploration potential, and ii) the inclusion of the benefit of a positive APA ruling on the Company’s tax position (Notes 2(c), 4, 8 and 19). Should any of the assumptions in the value in use model be changed, there is a risk that the San Dimas CGU would be impaired.

All property of the Company acquired as part of the San Dimas Mine or since that point in time is pledged as security for the Company’s obligations under the silver purchase agreement, the convertible note and promissory note entered into upon the acquisition of the San Dimas Mine (Notes 4 and 12).

As at December 31, 2011, the Company had entered into commitments to purchase plant and equipment totaling $0.7 million (2010 - $1.7 million).

Depreciation and depletion expense for the year ended December 31, 2011 was $26.6 million (2010 - $9.9 million), of which $0.3 million was included in the inventories balance at December 31, 2011 (2010 - $0.6 million). Borrowing costs of $2.6 million were capitalized during 2011 (2010 - $0.3 million) at a weighted average borrowing rate of 4.37% (2010 – 4.37%) . Included within mining properties for the year ended December 31, 2011 are $1.7 million of additions to the decommissioning liability (2010 - $0.2 million).

12.	Current and long-term debt

a)	December 31,	December 31,	December 31,
	2011	2010	2009
	$	$	$

Convertible debt (i)	30,000	55,769	-
Promissory note (ii)	50,000	50,000	-
VAT loan (iii)	-	70,000	-
	80,000	175,769	-
Less:Current portion of debt	(40,000)	(75,000)	-
	40,000	100,769	-

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount to be translated will be converted into Canadian dollars by multiplying that amount by 1.05.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, in common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

In accordance with IAS 39, Financial Instruments: Recognition and Measurement, the Note is considered to contain an embedded derivative relating to the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, was calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component was re- measured at fair value at each reporting date while the debt component was accreted to the face value of the Note using the effective interest rate through periodic charges to finance expense over the initial one-year term of the debt. As the initial one-year term was reached on August 6, 2011, the derivative component had $nil value at December 31, 2011 and will continue to have $nil value through to the final maturity date of the Note. Accretion relating to the Note for the year ended December 31, 2011 was $4.2 million (2010 - $2.7 million). At December 31, 2011, the Note was fully accreted.

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

(iii)

A non-revolving term credit facility of $70 million from the Bank of Nova Scotia to partly pay $80.6 million of VAT due to the Mexican government on the acquisition of the San Dimas Mine. VAT is a refundable tax. The credit facility

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

bore interest at Canada’s base rate plus 0.75% or LIBOR plus 1.75%, depending upon the Company’s choice of type of loan availment. Goldcorp guaranteed repayment of the credit facility.

On July 4, 2011, the Company received a refund of the $80.6 million of VAT. Interest on the refund and the strengthening of the Mexican peso against the US dollar since the August 2010 acquisition date increased the refund to $87.2 million. Concurrently with the receipt of the VAT from the Mexican government, the Company repaid all outstanding principal and interest on the $70 million non-revolving term credit facility with the Bank of Nova Scotia.

(b)	Finance expense

Finance expense was comprised of the following:

	2011	2010
	$	$

Interest and accretion on convertible note	5,887	3,398
Interest on promissory note	3,159	1,208
Interest and fees on VAT loan	876	803
Capitalization of borrowing costs	(2,595)	(284)
Accretion on decommissioning liability	449	67
Other	34	144
	7,810	5,336

13.	Decommissioning liability

The decommissioning liability consists of reclamation and closure costs for the San Dimas Mine. The undiscounted cash flow amount of the obligation was $19,362 at the reporting date (2010 - $17,064) and the present value of the obligation was estimated at $9,373 (2010 - $9,775), calculated using a discount rate of 7.75% and reflecting payments at the end of the mine life, which for the purpose of this calculation, management has assumed is in 17 years. The discount rate of 7.75% used by the Company in 2011 is higher than the discount rate used in 2010 of 5% (based on prevailing risk-free pre-tax rates in Mexico for periods of time which coincide with the period over which the decommissioning costs are discounted), which has resulted in a decrease in the decommissioning liability and associated asset in 2011 of $2,565.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

$

Decomissioning liability - January 1, 2010	-
Decomissioning liability acquired through business combinations (Note 4)	9,520
Additions to liability	188
Accretion expense net of reclamation expenditures	67
Decomissioning liability - December 31 ,2010	9,775
Reduction in decomissioning liability due to discount rate change	(2,565)
Accretion expense	449
Additions to decomissioning liability, net of reclamation expenditures	1,714
Decomissioning liability - December 31, 2011	9,373

14.	Share capital

(a)

On June 28, 2010, shareholders approved a share consolidation of 20 to one effective immediately before the completion of the acquisition of the San Dimas Mine. The shares of the Company began trading on a consolidated basis on August 6, 2010. All references to common shares, stock options, phantom share units, warrants and per share amounts for all periods have been adjusted on a retrospective basis to reflect the common share consolidation.

	(b)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares, issuable in series with special rights and restrictions attached.

	2011	2010
Common shares issued and fully paid

At January 1	87,739,005	2,942,414
Issued during period (Note 14 (c))	520,826	84,796,591
At December 31	88,259,831	87,739,005

(c)	Common shares issuance

(i)

On July 20, 2010, the Company issued 50,000,000 subscription receipts at a price of Cdn$6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $292 million (Cdn$300 million), which were received on August 6, 2010. Each Subscription Receipt comprised one common share and 0.4 of a common share purchase warrant. Share issuance costs of $17.1 million were incurred as part of the offering and have been recorded as a reduction in the balance of common shares and warrants on a relative fair value basis. Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015. Directors and officers of the Company, including entities controlled by them, purchased an aggregate

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

of 441,767 Subscription Receipts. The Subscription Receipts were converted to post-consolidation shares and common share purchase warrants on August 6, 2010.

The brokers received 489,210 broker warrants in connection with the offering. Each broker warrant is exercisable to purchase one common share at a price of Cdn$6.00 per share until February 6, 2012 (Note 21). The fair value of the brokers’ warrants was allocated to share issue costs.

(ii)

On August 6, 2010, the Company issued 31,151,200 common shares to DMSL as part of the consideration for the acquisition of the San Dimas Mine (Note 4). Subsequently, DMSL transferred all of these common shares to Goldcorp.

(iii)

On August 11, 2010, the Company issued 2,000,000 common shares and 800,000 common share purchase warrants to Alamos Gold Inc. (“Alamos”) to settle a claim, which Alamos had filed against the Company (Note 4). Each whole common share purchase warrant is exercisable to purchase one common share at a price of Cdn$8.00 per share until July 20, 2015.

(iv)

On August 26, 2010, the Company issued 1,209,373 common shares as consideration for advisory services relating to the acquisition of the San Dimas Mine (determined as the amount owing for advisory services divided by the share price prevailing on the date of the invoice).

	(v)	During the year ended December 31, 2010, the Company issued 416,018 common shares upon the exercise of common share purchase warrants and 20,000 common shares upon the exercise of stock options.

	(vi)	During the year ended December 31 2011, the Company issued 492,076 common shares upon the exercise of common share purchase warrants and 28,750 common shares upon the exercise of stock options.

(d)	Stock options

On May 29, 2010, the Board of Directors approved amendments to the stock option plan in order to make the plan consistent with the share incentive policies of the Toronto Stock Exchange (“TSX”). These amendments, which are reflected in an amended and restated option plan (the Rolling Plan”), became effective on August 19, 2010, when the Company’s common shares commenced to be listed on the TSX.

Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan is equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). The majority of options issued typically vest over two years; one third upon the date of grant, one third

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

a year from the grant date, and one third two years from the grant date, however, this is at the discretion of the Board of Directors upon grant. All options are equity-settled and have a maximum term of between five and ten years when granted. Vested options granted under the Rolling Plan will generally expire 90 days after the date that the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and any unvested options will terminate immediately.

As at December 31, 2011, the following stock options were outstanding and exercisable:

	Outstanding			Exercisable
	Number		Remaining	Number		Rem aining
	of options	Exercise	contractual	of options	Exercise	contractual
Expiry date	outstanding	price	life (years)	exercisable	price	life (years)
		Cdn$			Cdn$

July 29, 2013	160,000	4.20	1.6	160,000	4.20	1.6
July 9, 2014	10,000	2.70	2.4	10,000	2.70	2.4
July 9, 2019	275,000	2.70	7.4	275,000	2.70	7.4
August 6, 2015	4,659,490	6.00	3.6	3,453,998	6.00	3.6
August 25, 2015	2,455,000	5.26	3.7	1,636,667	5.26	3.7
Novem ber 12, 2015	540,000	6.43	3.9	360,000	6.43	3.9
March 7, 2016	175,000	3.99	4.2	-	-	-
November 8, 2016	300,000	3.47	4.9	-	-	-
	8,574,490	5.54	3.8	5,895,665	5.61	3.8

The following is a continuity schedule of the options outstanding for the period:

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Outstanding at January 1, 2010	218,750	3.80
Granted	7,959,490	5.66
Exercised	(20,000)	3.45
Outstanding at December 31, 2010	8,158,240	5.64
Exercised	(28,750)	2.74
Granted	475,000	3.66
Cancelled	(30,000)	5.26
Outstanding at December 31, 2011	8,574,490	5.54

The weighted average share price on the date of exercise of options exercised during the period was Cdn$3.23.

The fair value of the options granted in 2011 and 2010 was calculated using the Black-Scholes option pricing model. For all grants, the assumed dividend yield and forfeiture rate were nil and 5% respectively. Other conditions and assumptions were as follows:

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

		Average				W eighted
		expected				average
	Number of	life of options	Exercise	Risk free	Volatility	Black-Scholes
Issue date	options	(years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$
November 8, 2011	300,000	3.5	3.47	1.19	47	1.22
March 7, 2011	175,000	3.5	3.99	2.34	48	1.39
November 12, 2010	540,000	3	6.43	1.75	49	1.91
August 25, 2010	2,485,000	3	5.26	1.53	56	2.03
August 6, 2010	4,659,490	3	6.00	1.65	57	1.80
June 28, 2010	275,000	6	2.70	2.55	75	5.78

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the option.

(e)	Warrants

As at December 31, 2011, the following share purchase warrants were outstanding:

	Exercise
Amount Note	price	Expiry date
	Cdn$

476,980 (i)	6.00	February 6, 2012
20,800,000	8.00	July 20, 2015
21,276,980	7.96

Note (i) Brokers’ warrants (Note 21).

The following is a continuity schedule of the warrants outstanding for the period:

		W eighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Outstanding and exercisable at January 1,2010	902,500	1.94
Granted	21,289,210	7.95
Exercised	(416,018)	2.09
Outstanding and exercisable at December 31, 2010	21,775,692	7.82
Exercised	(492,076)	1.92
Expired	(6,636)	2.00
Outstanding and exercisable at December 31, 2011	21,276,980	7.96

Where warrants were issued as part of a unit or subscription receipt comprised of common shares and warrants, the value assigned to the warrants was based on their

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

relative fair value (as compared to the shares issued), determined using the Black-Scholes pricing model.

For the purpose of the Black-Scholes option pricing model for the warrants issued in 2010, the assumed dividend yield and forfeiture rate were nil and 0% respectively. Other conditions and assumptions were as follows:

	Num ber of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	warrants	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 11, 2010	800,000	5.0	8.00	2.0	54	1.93
August 6, 2010 (ii)	489,210	1.5	6.00	1.4	49	1.02
July 20, 2010	20,000,000	5.0	8.00	2.3	54	1.86

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the warrant.

(ii)	Warrants issued to brokers in 2010 with fair value of $494.

(f)	Phantom share unit plan

On May 29, 2010, the Board of Directors approved the establishment of the Company’s Phantom Share Unit Plan (“PSUP”); this is a cash-settled plan and the exercise price of all PSU units (“units”) is $nil. The amount to be paid out in respect of units which vest under the plan is the volume weighted average price per share of the Company traded on the Toronto Stock Exchange over the last twenty trading days preceding the vesting date. The following units were issued and outstanding as at December 31, 2011:

	Num ber of
	units
Date of issue	outstanding	Vesting date	Expiry date
August 6, 2010	1,528,076	August 6,2013	Decem ber 31,2013
February 27, 2011	95,666	February 27,2012	Decem ber 31,2012
February 27, 2011	95,667	February 27,2013	Decem ber 31,2013
February 27, 2011	95,667	February 27,2014	Decem ber 31,2014
May 19, 2011	39,386	M ay 19,2012	Decem ber 31,2012
May 19, 2011	39,386	M ay 19,2013	Decem ber 31,2013
May 19, 2011	39,387	M ay 19,2014	Decem ber 31,2014
November 8, 2011	33,333	Novem ber 8,2012	Decem ber 31,2012
November 8, 2011	33,333	Novem ber 8,2013	Decem ber 31,2013
November 8, 2011	33,334	Novem ber 8,2014	Decem ber 31,2014
Total	2,033,235

All of these units have been measured at the reporting date using their fair values. The total amount of expense recognized in the statement of operations during 2011 in

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

relation to the PSUP was $1,848 ( 2010 - $1,155). None of these cash-settled units was vested at December 31, 2011, but all remain outstanding.

The fair value of the units granted in 2011 and 2010 as at December 31, 2011 was calculated using the Black-Scholes option pricing model with an assumed dividend yield and forfeiture rate of nil and 0% respectively. Other conditions and assumptions were as follows:

	Number of		Exercise	Risk free	Volatility	Black-Scholes
Issue date	units	Term (years)	price	interest rate	(i)	value assigned
			Cdn$	%	%	Cdn$

August 6, 2010	1,528,076	1.6	0.00	0.95	47	3.25
February 27, 2011	287,000	1.2	0.00	0.95	46	3.25
May 19, 2011	118,159	1.4	0.00	0.95	48	3.25
November 8, 2011	100,000	1.9	0.00	0.95	47	3.25

(i)	Volatility was determined based upon the average historic volatility of a number of comparable companies, calculated over the same period as the expected life of the unit.

15.	Supplementary cash flow information

Net changes in non-cash working capital comprise the following:

	2011	2010
	$	$

Trade and other receivables	24,227	(9,516)
Taxes receivable	64,774	(85,743)
Prepaid expenses	(405)	(3,908)
Inventories	(4,431)	6,490
Trade and other payables	(1,390)	8,748
Taxes payable	(7,801)	10,667
	74,974	(73,262)

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

16.	Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the year ended December 31, 2011. The Company manages its common shares, stock options, warrants and debt as capital. The Company’s objectives in managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. To meet this objective, the Company will ensure it has sufficient cash resources to pursue the exploration and development of its mining properties, to fund potential acquisitions and future production in the San Dimas mine, and to pay the contingent liability relating to the APA if unsuccessful (Note 19).

To support these objectives the Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, issue debt, acquire or dispose of assets or adjust the amount of cash held. The Company does not currently pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations. The Company is subject to a number of externally imposed capital requirements relating to its debt (Note 12).The requirements are both financial and operational in nature; the Company has complied with all such requirements during the period.

Pursuant to the terms of the promissory note and the convertible debt (Note 4), the Company is required to maintain the following financial covenants:

  Tangible net worth as at the end of each fiscal quarter of at least $400 million, and

  Commencing on the quarter ended September 30, 2011, free cash flow of at least $10 million, calculated on a rolling four fiscal quarter basis.

Tangible net worth means equity less intangible assets. Free cash flow means cash flow from operating activities as reported in the consolidated statement of cash flows, less the aggregate of capital expenditures at the San Dimas Mine, principal and interest on the promissory note and convertible debt and up to $5 million per year on account of acquisition opportunities.

17.	Financial instruments

The Company’s financial instruments at December 31, 2011 and 2010 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note, the promissory note, other long-term liabilities, the VAT loan and derivative liability.

At December 31, 2011, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The fair value of the phantom share plan liability was measured at the reporting date using the Black Scholes pricing model. The derivative asset is marked-to market each period.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

IFRS requires that financial instruments are assigned to a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

  Level 1 - quoted (unadjusted) prices in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

  Level 3 - inputs for the asset or liability that are not based on observable market data.

At December 31, 2011, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as Level 2 or 3 in the fair value hierarchy above. There have been no transfers between fair value levels during the reporting period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2011 or 2010, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. Since acquisition, contracts to purchase 774,000 ounces of silver were sold, resulting in a gain of $0.6 million for the year ended December 31, 2011, and contracts to purchase 430,000 ounces expired, resulting in a realized loss of $1.0 million for the year ended December 31, 2011. All contracts under the March 18, 2011 purchase had expired by December 31, 2011.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $0.2 million at December 31, 2011, based on current and available market information. A realized loss on expired contracts of $0.4 million has been recognized by the Company in the year ended December 31, 2011. An unrealized marked-to-market loss of $3.2 million has been recognized on the remaining contracts for the year ended December 31, 2011.

(ii)	Convertible note and promissory note

At December 31, 2011, the fair value of the conversion feature of the convertible note was $nil. This resulted in an unrealized gain on this non-hedge derivative of $2.6 million during 2011 (2010 - $4.3 million gain).

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

Financial instrument risk exposure

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2011 is considered to be negligible.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

The Company’s maximum exposure to credit risk at December 31, 2011 and 2010 is as follows:

	2011	2010
	$	$

Cash	80,761	58,298
Trade and other receivables	5,526	11,738
Taxes receivable	20,969	85,743

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2011:

					December 31
	December 31, 2011				2010
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$

Trade and other payables	20,553	-	-	20,553	24,474
Taxes payable	4,213			4,213	10,667
Convertible debt and interest	31,846	-	-	31,846	63,600
Promissory note and interest	17,424	46,476	-	63,900	63,208
VAT loan	-	-	-	-	71,540
Minimum rental and operating lease payments	512	603	-	1,115	2,661
Reclamation and closure cost obligations	-	-	19,362	19,362	17,064
Commitment to purchase plant and equipment	694	-	-	- 694	1,733
	75,242	47,079	19,362	141,683	254,947

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations and collection of receivables.

The total operating lease expense during the year ended December 31, 2011 was $1.5 million (2010 - $0.1 million).

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(c)	Market risk

	(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in US dollar terms. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by Goldcorp is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the year ended December 31, 2011, the Company recognized a gain of $0.9 million on foreign exchange (2010 - loss of $0.1 million). Based on the above net exposures at December 31, 2011, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $8.8 million increase or decrease in the Company’s after-tax net earnings (loss) (2010 - $2.5 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.3 million increase or decrease in the Company’s after-tax net earnings (loss) (2010: $1.8 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

	(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. As discussed in Note 17 (i), during 2011, the Company entered into two sets of silver call options to mitigate the adverse tax consequences of increases in the price of silver.

The table below summarizes the impact on profit after tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	Increase (decrease) in income after
	taxes for the year ended
	December 31, 2011	December 31, 2010
	$000s	$000s
Gold prices
10% increase	8,467	3,642
10% decrease	(8,467)	(3,642)

Silver prices
10% increase	1,317	-
10% decrease	(1,317)	-

18.	Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 36% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables; principal of $30 million and interest of $1.1 million were paid in relation to the convertible note during the year (Note 12 (a)(i)). A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012 (Notes 12 (a)(ii) and 21).

As discussed in Note 4, during the year, an amount of $3.9 million was paid to DMSL with respect to the working capital adjustment associated with the acquisition of the San Dimas Mine.

During the year ended December 31, 2011, $3.8 million (2010 - $1.5 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

fair value. As at December 31, 2011, the Company had an amount payable of $2.9 million outstanding to DMSL (2010 - $3.9 million)

Compensation of key management personnel of the Company

Aggregate compensation recognized in respect of key management personnel of the Company including directors is as follows:

	2011	2010
	$	$

Short-term employee benefits	2,906	1,426
Share-based payment	5,338	6,371
	8,244	7,797

The Company does not offer any post-employment benefits with respect to key management personnel.

19.	Commitments and contingencies

(a)

As described in Note 8, on October 17, 2011 the Company’s Mexican subsidiary filed a formal application to the Mexican tax authorities for an advance ruling on the Company’s restructuring plan that, if successful, would result in paying income taxes in Mexico based on realized rather than spot revenue.

The Company’s restructuring plan relies on a detailed transfer pricing analysis in order to support the ongoing sale of silver from Mexico to a related party at the fixed price. Given the intensified scrutiny of transfer pricing in recent years and the significant adjustments and penalties assessed by tax authorities, many jurisdictions (including Mexico) allow companies to mitigate this risk by entering into an advance pricing agreement (“APA”).

The APA review is an interactive process between the taxpayer and the tax authority. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

For the duration of the APA process, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (given that they are compliant with applicable transfer pricing requirements). As such, the Company’s Mexican subsidiary has recorded revenues from sales of silver under the silver purchase agreement (and taxes thereon) at the contracted price of approximately $4 since the date of acquisition of the San Dimas Mine (August 6, 2010), and in addition to this has claimed a refund for the “overpayment” of taxes between the date of purchase of the San Dimas Mine (August 6, 2010) and the date of the filing.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

Should the Company be unsuccessful in its APA application , then it will need to pay to the Mexican government the amount of tax which the government deems to be owing in respect of taxation on silver sales under the silver purchase agreement. The Company considers this to be a contingent liability, the outcome of which will not be known until the tax authority issue its final opinion. The maximum contingent liability in respect of such an adverse ruling as at December 31, 2011 is $28.6 million; however at December 31, 2011, the Company’s Mexican subsidiary had a taxes receivable balance of $19.6 million and as such the cash that would have to be paid to satisfy the contingent liability at December 31, 2011 is $9.0 million. Since the Company intends to continue to record taxes in Mexico based on realized prices, the contingent liability will grow during the APA process.

(b)

An Ejido is a communal ownership of land recognized by the federal laws in Mexico. While mineral rights are administered by the federal government through federally issued mining concessions, an Ejido controls surface rights over communal property through a Board of Directors which is headed by a president. An Ejido may also allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent or sell the land. Four of the properties included in the San Dimas mine are subject to legal proceedings commenced by local Ejidos. None of the proceedings name the Company as a defendant; in all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago or corporate entities that are no longer in existence. In addition, three proceedings name the Tayoltita Property Public Registry as co-defendant. In all four proceedings, the local Ejido is seeking title to the property. In one case, which was commenced before the Company’s acquisition of the mine and was brought without the knowledge of DMSL, the court initially ruled in favour of the Ejido. Proceedings will be initiated in an attempt to annul this order on the basis that the initial proceeding was brought without the knowledge of DMSL and other legal arguments. With respect to the other properties, since Primero is not a party to the proceeding, the Company has been advised to allow the proceeding to conclude and, in the event that the decision is in favour of the Ejido, to seek an annulment on the basis that it is in possession of the property and is the legitimate owner. If these legal proceedings (or any subsequent challenges to them) are not decided in favour of the Company, then the San Dimas mine could face higher operating costs associated with agreed or mandated payments that would be payable to the local Ejidos in respect of use of the properties. No provision has been made in in the consolidated financial statements respect of these proceedings.

(c)

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, any potential charges not yet accrued will not have a material effect on the consolidated financial statements of the Company.

20.	Transition to IFRS

For all periods up to and including the year ended 31 December 2010, the Company prepared its financial statements in accordance with Previous GAAP. These financial statements, for the year

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

ended December 31, 2011, are the first annual financial statements the Company has prepared in accordance with IFRS.

Accordingly, the Company has prepared financial statements which comply with IFRS applicable for the year ended December 31, 2011, as described in the accounting policies listed in Note 2. In preparing these financial statements, the Company’s opening Balance Sheet was prepared as at January 1, 2010, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its Previous GAAP Balance Sheet as at January 1, 2010 and December 31, 2010, and its previously published Previous GAAP Statement of operations and comprehensive loss and Statement of cash flows for the year ended December 31, 2010.

Exemptions applied

IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first time adopters certain exemptions from the retrospective application of IFRSs.

The Company has applied the following exemptions:

  IFRS 2 Share-based payment to stock options of the Company granted after November 7, 2002, which had vested prior to the date of transition date to IFRS (January 1, 2010).

  The Company has elected not to apply IFRS 3 (revised) Business Combinations to all past business combinations that occurred before January 1, 2010, the Company’s date of transition to IFRS.

Required reconciliations between Previous GAAP and IFRS

(a)	Reconciliation of consolidated Balance sheet between Previous GAAP and IFRS as at January 1, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

Consolidated Balance Sheet
	Previous GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	1,018		-	1,018
Trade and other receivables	128		-	128
Taxes receivable	30		-	30
Prepaid expenses	34		-	34
Total current assets	1,210		-	1,210

Mining interests	1,589	(2)	(1,417)	172
Total assets	2,799		(1,417)	1,382

Liabilities
Trade and other payables	169		-	169
Total liabilities	169		-	169

Equity
Share capital	2,755		-	2,755
Warrants reserve	722		-	722
Share-based payment reserve	521	(1)	852	1,373
Foreign currency translation reserve	138		-	138
Deficit	(1,506)	(1) (2)	(2,269)	(3,775)
Total equity	2,630		(1,417)	1,213
Total liabilities and equity	2,799		(1,417)	1,382

(b)	Reconciliation of consolidated Balance sheet between Previous GAAP and IFRS as at December 31, 2010.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

Consolidated Balance Sheet
	Previous GAAP	Note	Adjustments	IFRS
	$		$	$
Assets
Current assets
Cash	58,298		-	58,298
Trade and other receivables	11,738		-	11,738
Taxes receivable	85,743		-	85,743
Prepaid expenses	5,165		-	5,165
Inventories	4,874		-	4,874
Total current assets	165,818		-	165,818

Mining interests	485,777	(2)	(1,417)	484,360
Deferred tax asset and profit sharing	6,555		-	6,555
Total assets	658,150		(1,417)	656,733

Liabilities
Current liabilities
Trade and other payables	26,691		-	26,691
Taxes payable	10,667			10,667
Current portion of long-term debt	75,000		-	75,000
Total current liabilities	112,358		-	112,358

Decommissioning liabilities	9,775		-	9,775
Long-term debt	103,998	(3)	(3,229)	100,769
Derivative liability	-	(3)	2,630	2,630
Other long-term liabilities	1,155		-	1,155
Total liabilities	227,286		(599)	226,687

Equity
Share capital	420,994		-	420,994
Warrants reserve	35,396		-	35,396
Equity portion of convertible debt	1,675	(3)	(1,675)	-
Share-based payment reserve	8,654	(1)	97	8,751
Foreign currency translation reserve	138		-	138
Deficit	(35,993)	(1) (2) (3)	760	(35,233)
Total equity	430,864		(818)	430,046
Total liabilities and equity	658,150		(1,417)	656,733

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

(c)	Reconciliation of total comprehensive income (loss)

		Year ended
		December 31,
	Note	2010
		$

Total comprehensive loss under Previous GAAP		(34,487)
Share-based payment	(1)	755
Convertible note	(3)	2,274
Total comprehensive loss under IFRS		(31,458)

Explanation of movements in the statement of cash flows from Previous GAAP to IFRS for the year ended December 31, 2010:

  As a result of a smaller share-based payment charge by $0.8 million under IFRS as compared to Previous GAAP (see Note 1 below) in the year ended December 31, 2010, the net comprehensive loss decreased by $0.8 million (and adjustments to the net income before tax in the statement of cash flows changed by the same amount resulting in no change to cash used in operating activities). There was no impact to the cash flows from financing and investing activities as a result of this change.

  As a result of recording an embedded derivative liability under IFRS in relation to the convertible note (Note 17) (see Note 3 below), additional accretion expense of $2.0 million was recognized in the year ended December 31, 2010 as compared to Previous GAAP. Additionally, a marked-to-market gain of $4.3 million was recognized in the same time period under IFRS, which was not recognized under Previous GAAP. The combined effect of the adjustments was a net gain of $2.3 million in the statement of operations and comprehensive loss under IFRS (and adjustments to the net loss before tax in the statement of cash flows changed by the same amount resulting in no change to cash used in operating activities). There was no impact to the cash flows from financing and investing activities as a result of this change.

Explanation of the adjustments described above:

  Note 1 - 275,000 post-consolidation options were awarded in July 2009 which, under both Previous GAAP and IFRS are considered to have a grant date of June 28, 2010 (when amendments to the stock option plan, which were required before the options could be exercised, were approved by the Company’s shareholders). Previous GAAP requires the expense relating to these options to be charged to the statement of operations from the grant date. However, IFRS requires compensation expense to be charged to the statement of operations with respect to stock-based compensation prior to the grant date if services are already being received with respect to the award. As such, under IFRS a compensation expense should have been recorded with respect to these options starting from July 9, 2009. The impact of this difference is an increase to opening deficit and share-based payment reserve of approximately $0.9 million and $0.1 million at January 1, 2010 and December 31, 2010, respectively.

PRIMERO MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2011
(Amounts in thousands of United States dollars unless otherwise stated)

  Note 2 - Upon the transition to IFRS, the Company changed its accounting policy relating to exploration and evaluation expenditures. Under Previous GAAP the Company deferred all expenditures related to its mineral properties until such time as the properties were put into commercial production, sold or abandoned. The policy of the Company under IFRS is to defer only those costs which are expected to be recouped by future exploitation or sale or, where the costs have been incurred at sites where substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permit a reasonable assessment of the existence of commercially recoverable reserves.

  This change resulted in $1.4 million of costs previously deferred in relation to the Company’s Ventanas property being expensed; this is an adjustment to opening deficit in the January 1, 2010 balance sheet of the Company.

  Note 3 - Under IFRS, the convertible debt issued to DMSL is considered to include an embedded derivative. The derivative is the conversion option which is set at a fixed exchange rate from US dollars to the Canadian-dollar denominated shares. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the embedded derivative. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. Under Previous GAAP, no embedded derivative was recognized; instead the debt was split between its debt and equity portions.
  The adjustment booked upon transition to IFRS eliminated the equity portion of $1.7 million and recognized a derivative liability. In addition, the derivative liability was marked-to-market at each reporting period with the associated movements in the fair value of the liability recorded in the statement of operations and comprehensive loss. The liability originally recognized under IFRS (net of the embedded derivative) was less than the amount originally recognized under Previous GAAP by $5.2 million, resulting in a larger accretion expense under IFRS. Additional accretion of $2.0 million was recorded under IFRS in the year ended December 31, 2010 and a mark-to-market gain of $4.3 million was recognized in the same period resulting in a net impact of an increase in income of $2.3 million.

21.	Subsequent events

	(a)	On February 6, 2012, 476,980 brokers’ warrants expired unexercised. These warrants were exercisable at a price of Cdn $6.00 (Note 14 (e)).

(b)

On January 3, 2012, the Company repaid the first $5 million annual installment under the terms of the promissory note with a wholly-owned subsidiary of Goldcorp, plus accrued interest of $4.4 million (Note 12 (a) (ii)).